SEC FILE NUMBER
000-50245
CUSIP NUMBER
43940T109

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________
FORM 12b-25
_______________________________
NOTIFICATION OF LATE FILING

(Check one):	☒	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q
	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended: December 31, 2016

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-K
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: ________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Hope Bancorp, Inc.
(Exact name of registrant as specified in its charter)

BBCN Bancorp, Inc
(Former name of registrant)

3200 Wilshire Boulevard, Suite 1400, Los Angeles, CA	90010
(Address of principal executive offices)	(Zip Code)

PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

PART III - NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Hope Bancorp, Inc. (the "Company") is unable to file with the Securities and Exchange Commission ("SEC") its Annual Report on Form 10-K for the year ended December 31, 2016 (and related XBRL documents) within the prescribed time period without unreasonable effort or expense as a result of the circumstances described below.
The Company is still preparing analyses and providing documentation requested by its auditors in connection with its audit for the year ended December 31, 2016 and it has not fully completed its annual assessment of its internal control over financial reporting as of December 31, 2016. The Company anticipates that its Annual Report on Form 10-K for the year ended December 31, 2016 will be filed prior to March 16, 2017, the fifteenth calendar day following the prescribed due date.
Notwithstanding the Company’s inability to file its Annual Report on Form 10-K by March 1, 2017, the Company currently does not expect to report in its Annual Report on Form 10-K any material changes to its financial results from those previously reported in the press release for the Company’s financial results for the three and twelve months ended December 31, 2016.
In connection with the foregoing, the Company expects to disclose in the Form 10-K that, as part of its evaluation of its internal controls over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002, the Company has identified material weaknesses in its internal control over financial reporting, specifically related to the existence of, and monitoring credit risk ratings of loans acquired as of the July 29, 2016 merger closing with Wilshire Bancorp, Inc. and staffing within Bank of Hope to handle the increase in financial reporting requirements resulting from the merger with Wilshire Bancorp, Inc.

PART IV - OTHER INFORMATION

(1)	Name and telephone of person to contact in regard to this notification

	Douglas J. Goddard	(213)	401-2311
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			Yes	☒	No	☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

			Yes	☒	No	☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made

Explanation to PART IV (3) attached as Exhibit 99.1 to this Form 12b-25

Hope Bancorp, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 2, 2017	By:	/s/ Douglas J. Goddard
Douglas J, Goddard Executive Vice President and Chief Financial Officer

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).